U.S. Securities and Exchange Commission
January 24, 2017

January 24, 2017
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:    Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel, and Mining

Re:	Chico’s FAS Inc.
Form 10-K for the Fiscal Year Ended January 30, 2016
Filed March 8, 2016
Form 8-K filed November 22, 2016
File No. 001-16435

Dear Mr. Arakawa:

We are in receipt of the January 19, 2017 comment letter (the “Letter”) of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) to Chico’s FAS, Inc. (the “Company”). We respectfully submit the following response to the comments reflected in the Letter.
For your convenience, we have repeated the specific comments that the Staff made in the Letter in boldface type and have set forth our responses immediately following each comment.
We understand that you will be reviewing our responses and may have additional comments. We welcome any questions you may have concerning our responses. Please feel free to call us at the telephone number listed at the end of this letter.
Form 10-K for the Year Ended January 30, 2016
Contractual Obligations, page 24
1. Please include disclosure of your payment obligations associated with outstanding amounts due under your credit facility in your contractual obligations table to comply with Item 303(a)(5) of Regulation S-K.
Company’s Response:
In response to the Staff’s comment, the Company will revise its disclosure prospectively to include our payment obligations associated with outstanding amounts due under our credit facility in our contractual obligations table. Please note that the values of our long-term debt obligations correspond to the aggregate future maturities of long-term debt that were disclosed in Footnote 10 on page 49 of our Form 10-K. For fiscal 2015, our contractual obligations table, as revised, would be presented as follows:

U.S. Securities and Exchange Commission
January 24, 2017

Contractual Obligations
The following table summarizes our contractual obligations at January 30, 2016:

	Total	One year or less	2-3 years	4-5 years	After 5 years

	(in thousands)
Operating leases	$1,059,855	$200,079	$319,190	$247,288	$293,298
Purchase orders	431,954	406,712	22,238	3,004	—
Long-term debt obligations	92,500	7,500	31,250	53,750	—
Capital expenditures	6,598	6,278	320	—	—
Total	$1,590,907	$620,569	$372,998	$304,042	$293,298
As of January 30, 2016, our contractual obligations consisted of: 1) amounts outstanding under operating leases, 2) open purchase orders for inventory and other operating expenses, in the normal course of business, which are cancellable with no, or limited, recourse available to the vendor, 3) long-term debt obligations and 4) contractual commitments for fiscal 2016 capital expenditures.
Form 8-K filed November 22, 2016
Exhibit 99.1
GAAP to Non-GAAP Reconciliation of Net Income (Loss) and Diluted EPS, page 9
2. You state that your non-GAAP results “may provide a more meaningful measure on which to compare the Company’s results of operations between periods.” Please revise your disclosure to avoid attaching undue prominence to your non-GAAP measures. Refer to Question 102.10 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.
Company’s Response:
 In recognition of your commentary, we will revise our disclosure prospectively to avoid attaching undue prominence to our non-GAAP measures. For example, a future disclosure to be included in our exhibit may read as follows (updates are underlined): “However, to supplement these consolidated financial results, management believes that certain non-GAAP results should be considered in addition to, not as a substitute for, GAAP measures. These non-GAAP results exclude charges and results related to non-continuing Boston Proper operations as well as certain strategic charges.”

If you have any questions or comments with regard to the foregoing, please contact me at (239) 346-5066.

Sincerely,

/s/ Todd E. Vogensen

Todd E. Vogensen
Executive Vice President, Chief Financial Officer and Assistant Corporate Secretary

cc:    Brian McAllister